UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DGSE Companies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
23323G 106
(CUSIP Number)
August 8, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Person Authorized to Receive Notices and Communications:
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

SCHEDULE 13G

CUSIP No.	23323G 106	Page	2	of	10	Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Kaizen Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		483,801

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,398

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		483,801

WITH:	8	SHARED DISPOSITIVE POWER:

		17,398

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	501,199

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%

12	TYPE OF REPORTING PERSON:

	PN

CUSIP No.	23323G 106	Page	3	of	10	Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Kaizen Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		483,801

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,398

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		483,801

WITH:	8	SHARED DISPOSITIVE POWER:

		17,398

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	501,199

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%

12	TYPE OF REPORTING PERSON:

	PN

CUSIP No.	23323G 106	Page	4	of	10	Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Select Contrarian Value Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		483,801

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		483,801

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	483,801

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1%

12	TYPE OF REPORTING PERSON:

	PN

CUSIP No.	23323G 106	Page	5	of	10	Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

	David W. Berry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		488,124

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,398

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		488,124

WITH:	8	SHARED DISPOSITIVE POWER:

		17,398

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	505,522

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%

12	TYPE OF REPORTING PERSON:

	IN

CUSIP No.	705536100	Page	6	of	10	Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Spectrum Galaxy Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,398

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		17,398

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,398

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.2%

12	TYPE OF REPORTING PERSON:

	PN

CUSIP No.	23323G 106	Page	7	of	10	Pages

Item 1(a)	Name of Issuer:

DGSE Companies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2817 Forest Lane
Dallas, Texas 75234

Item 2(a)	Name of Person Filing:

This statement is filed by and on behalf of: (i) Select Contrarian Value Fund, L.P., a Texas limited partnership (“Select”); (ii) Spectrum Galaxy Fund, Ltd., a company incorporated under the laws of the British Virgin Islands (“Spectrum”); (iii) Kaizen Management, L.P., a Texas limited partnership (“Management”); (iv) Kaizen Capital, LLC, a Texas limited liability company (“Capital”); and (v) David W. Berry.

Management is the general partner of, and serves as an investment adviser to, Select. By contract, Management also serves as the sole investment manager to Spectrum. Because of the relationships described herein, Management may be deemed to have or share voting and/or investment (including dispositive) power with respect to shares of common stock of the issuer (“Shares”) owned and/or held by or for the account or benefit of both Select and Spectrum.

Capital is the general partner of Management. Because of the relationships described herein, Capital may be deemed to have or share voting and/or investment (including dispositive) power with respect to Shares owned and/or held by or for the account or benefit of Management.

Mr. Berry is the Manager of Capital. Because of the relationships described herein, Mr. Berry may be deemed to have or share voting and/or investment (including dispositive) power with respect to Shares owned and/or held by or for the account or benefit of Capital.

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office:
4200 Montrose Blvd., Suite 400
Houston, TX 77006

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

CUSIP No.	23323G 106	Page	8	of	10	Pages

Item 2(e)	CUSIP No:

23323G 106

Item 3	Status of Person Filing:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

	(a)	See Item 9 of each cover page.

	(b)	See Item 11 of each cover page.

	(c)	See Items 5-8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

CUSIP No.	23323G 106	Page	9	of	10	Pages

Item 8	Identification and Classification of Members of the Group:

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9	Notice of Dissolution of Group:

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 10	Certifications:

(a) Not Applicable

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	23323G 106	Page	10	of	10	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 13, 2007

KAIZEN MANAGEMENT, L.P.
By:	Kaizen Capital, L.L.C., its general partner

By:	/s/ David W. Berry
David W. Berry
Manager

KAIZEN CAPITAL, L.L.C.
By:	/s/ David W. Berry
David W. Berry
Manager

SELECT CONTRARIAN VALUE PARTNERS, L.P.
By:	Kaizen Management, L.P., its general partner

By:	Kaizen Capital, L.L.C., its general partner

By:	/s/ David W. Berry
David W. Berry
Manager

/s/ David W. Berry
David W. Berry

SPECTRUM GALAXY FUND, LTD.
By:	/s/ Dion R. Friedland
Dion R. Friedland